Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, February 20, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its first quarter 2013 dividend of $0.065 per share. Shareholders of record at the close of business on March 28, 2013 will be entitled to receive payment of this dividend on April 11, 2013.  The dividend is an “eligible dividend” for Canadian tax purposes.

Total dividends paid by the Company in 2012 were $168.2 million which represents an increase of 68% over 2011.  Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)